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                              June 7, 2024

       Tyler Blok, Esq.
       Executive Vice President of Legal Affairs
       CytoDyn Inc.
       1111 Main Street, Suite 660
       Vancouver, WA 98660

                                                        Re: CytoDyn Inc.
                                                            Schedule TO-I filed
June 3, 2024
                                                            File No. 005-79349

       Dear Tyler Blok:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed June 3, 2024

       General

   1. We note that the Exercise Offer commenced on June 3, and is currently set to expire at
                                                        5:00 P.M. eastern time
on June 28, 2024. Please revise to ensure that the Exercise Offer is open for a full
twenty business days. Please note that June 19, 2024, is a federal holiday. In addition,
please note the definition of    business day    in Exchange Act Rule
                                                        13e-4(f)(3) when
establishing the specific time of day that the Exercise Offer will expire.
                                                        Refer to Exchange Act
Rule 14e-1(a) and Rule 13e-4(f)(i).
   2. Refer to the current pricing mechanism of the Exercise Offer. It appears that holders of
                                                        Original Warrants will
not know the exercise price of the Amended Warrants prior to the
                                                        Expiration Date in
contravention of Exchange Act Rule 14e-1(b) and Rule 13e-
                                                        4(f)(1)(ii). Please
revise the pricing disclosure accordingly.
   3.                                                   Please revise the
disclosure to include a definition of the term    VWAP.
   4.                                                   Please revise the
pricing disclosure to quantify    the closing price on May 31, 2024.
 Tyler Blok, Esq.
FirstName  LastNameTyler Blok, Esq.
CytoDyn Inc.
Comapany
June 7, 2024NameCytoDyn Inc.
June 7,
Page 2 2024 Page 2
FirstName LastName
Important Procedures, page i

5.       Disclosure references    Acceptance and Exercise Documents    but no
such documents are
         included as exhibits to the Exercise Offer. Please amend to include such documents for staff review and confirm that such documents were disseminated to holders of Original
         Warrants on June 3, 2024. Also describe in your response how such documents were disseminated. Please provide evidence of such dissemination.
Section 6. Conditions to the Exercise Offer, page 28

6.       Disclosure in this section indicates that    [i]f you are unable to
establish that you are an
         accredited investor, you will not be able to participate in the
Exercise Offer.    While the
         Company may establish conditions to the Exercise Offer as a whole and terminate the
         Exercise Offer if such conditions are not satisfied, the above requirement appears to serve to exclude a particular holder or subset of holders in contravention of Exchange Act Rule
         13e-4(f)(8)(i). Please revise.
7.       Disclosure in this section indicates that       if we determine, after
reviewing the
         representations and warranties and Accredited Investor Questionnaires of all participating warrant holders, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, then we may determine that it is necessary to cancel the Exercise Offer in its entirety, and not to consummate any of the
         contemplated transactions.    A tender offer may be conditioned on a
variety of events and
         circumstances provided that they are not within the direct or indirect control of the offeror.
          The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the
         Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17,
         2023). Please revise to provide additional detail as to what factors the Company will consider in making its determination to ensure that the condition is objectively determinable.
Section 7. Extension of the Exercise Offer Period, page 29

8.       Disclosure in this section states that    [w]e also may terminate the
Exercise Offer in our
         sole discretion if the closing price of the common stock is below $0.16 on June 28,
         2024.    Refer to the pricing disclosure on page 26. As currently
written, it appears that
         the pricing is formulated to provide holders with warrants having an exercise price of
         $0.16 or lower (      but in no event higher than the closing price on
May 31, 2024   ).
         Refer to our preceding comment regarding the direct or indirect control of the offeror.
         Such condition gives rise to illusory offer concerns under Section 14(e) of the Exchange
         Act and Regulation 14E thereunder. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tyler Blok, Esq.
CytoDyn Inc.
June 7, 2024
Page 3

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                          Sincerely,
FirstName LastNameTyler Blok, Esq.
                                                          Division of
Corporation Finance
Comapany NameCytoDyn Inc.
                                                          Office of Mergers &
Acquisitions
June 7, 2024 Page 3
cc:       Mary Ann Frantz
FirstName LastName